Mail Stop 3561

December 23, 2008

Rolf A. Gafvert
Chief Executive Officer and President
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

      Re: Boardwalk Pipeline Partners, LP
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 26, 2008
             Form 10-Q for Fiscal Quarter Ended March 31, 2008
             Filed April 29, 2008
             Form 10-Q for Fiscal Quarter Ended June 30, 2008
             Filed July 29, 2008
             Form 10-Q for Fiscal Quarter Ended September 30, 2008
             Filed October 28, 2008
             File No. 001-32665

Dear Mr. Gafvert:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 3

Introduction, page 3

1. In the first paragraph on page one you state that Loews Corporation indirectly owns 68.0% of the equity of Boardwalk Pipeline Partners, LP. However, on page 96 in your "Security Ownership of Certain Beneficial Owners and Management" table you list Loews Corporation as an indirect owner of 70.38%. Further, you indicate in footnote one on page 96 that you have 90,656,122 common units and 33,093,878 subordinated units outstanding. The table indicates that between subordinated and common units Loews Corporation owns indirectly 86,350,000 units of Boardwalk Pipeline Partners, LP which is 69.7% of Boardwalk Pipeline Partners, LP outstanding units. Please ensure that the number of shares and the percentage of ownership that Boardwalk Pipeline Holding Company owns and Loews Corporation indirectly owns in Boardwalk Pipeline Partners, LP are consistently disclosed.

Item 3. Legal Proceedings, page 26

2. In the first paragraph on page 58 you describe litigation you are involved in arising from natural gas leaks from two natural gas storage caverns. Please provide the name of the court where the class action suits were filed, the date the class action suits were filed and the principal parties thereto. Please indicate where a majority of the class actions suits are now pending as individual actions. In both cases, please identify the relief the plaintiffs seek. With regard to the lessor's affirmative claim against Gulf South, please disclose the name of the court where the litigation is pending, the date the litigation was initiated, the principal parties thereto and the relief the plaintiff seeks. Please refer to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31.

3. Please expand this section to discuss any known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in a material way and the actions you are taking to address them. For example, please discuss:

    - the affect that current credit market disruptions may have on your ability to issue debt and equity securities on terms or in proportions favorable to you;
    - the potential impact to your business from increased competition due to completion of new pipeline projects under construction by competitors;

- the potential impact to your business if you are unable to renew the 13% of long-term contracts that will terminate or will have the ability to terminate at the end of 2008 involving deliveries to your Lebanon facility; and
- the decline in the price of oil which will impact the price of natural gas.

Please discuss in reasonable detail any other economic or industry-wide factors relevant to your company, and any material opportunities, challenges, and risks in the short and long terms and the actions you are taking to address them. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 36

Expansion Capital Expenditures, page 36

4. On page 36, you state that you expect to incur increased capital expenditures of approximately $3.1 billion in 2008. In your table of "Commitments for Construction" on page 62 your contracts authorized for capital commitments in the next year total $834.7 million. In light of the fact that you have only $834.7 allocated to capital commitments for the next year, please discuss the basis for your estimation that you expect to expend $3.1 billion in 2008 in capital expenditures. Please discuss in greater detail what portion of the $3.1 billion represents expenditures for projects already under construction.

5. You state that you have experienced cost increases in your capital projects and that various factors could cause your costs to exceed that amount as noted elsewhere in the report. Please expand this section to discuss the various factors that could cause cost increases, including a discussion of causes of historical cost increases, or direct the readers where in your report they can find this information. Also, please discuss the actions you are taking to mitigate the cost increases.

6. Please also discuss your anticipated sources of funds for capital expenditures. You indicate on page 36 that you have financed these funds in prior years with proceeds from equity and debt financings. Disclose whether you plan to continue to rely on such sources or whether you plan to use alternate sources. In this regard, we note the disclosure in your most recent Form 10-Q for the quarter ended September 30, 2008 that your Credit Facility has limited borrowing capacity available.

Credit Facility, page 37

7. In your "Risk Factor" section on page 12 you indicate that your revolving credit agreement contains operating and financial covenants that restrict your business and financing activities. Please expand your discussion to discuss the operating and financing covenants that restrict your business and financing activities and any impact these have on your ability to obtain the financing to maintain operations and continue your capital investments.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 41

8. Please present summarized market risk information for the preceding fiscal year. In addition, please discuss the reasons for any material quantitative changes in market risk exposure, if any, between the current and preceding fiscal years. Refer to Item 305(a)(3) of Regulation S-K.

Item 9. Controls and Procedures, page 82

Disclosure Controls and Procedures, page 82

9. We note that you include a summarized definition of the definition of disclosure controls and procedures outlined in Exchange Act Rule 13a-15(e). In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether the principal executive and principal financial officer concluded that the controls and procedures were effective during the periods covered by your Form 10-K and Form 10-Qs filed in 2008 to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing. Alternatively, you may simply omit a definition of disclosure controls and procedures and state that the officers concluded that your disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting, page 82

10. You state that "[t]here were no other changes in our internal controls…." which implies that you may have had changes to your internal controls in the covered period. Please

11. confirm, if true, that you had no changes in your internal controls during the quarter ended December 31, 2007. If you had changes in your internal controls during the quarter ended December 31, 2007 please revise your filing to discuss the changes.

Item 10. Directors and Executive Officers of the Registrant, page 83

Management of Boardwalk Pipeline Partners, LP, page 83

12. Please expand your disclosure regarding the business experience of Mark L. Shapiro to include his principal occupation and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Please refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 86

Compensation Discussion and Analysis, page 86

Overview, page 86

13. In the first paragraph on page 86 you state "…we may consider the executive compensation programs of other companies engaged in similar businesses to ours…" If you have benchmarked different elements of your compensation against compensation programs of other companies engaged in similar businesses then please identify the companies you reviewed. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

14. In the fourth paragraph you state that "…the primary factor in setting compensation is an evaluation of the individual's performance in the context of our overall performance for such year." Please discuss what specific items of overall performance you take into account in setting compensation policies and making compensation decisions. Please refer to Item 402(b)(2)(v) of Regulation S-K. Also, please discuss how specific forms of compensation are structured and implemented to reflect the named executive officer's individual performance and/or individual contribution to these items of corporate performance, describing the elements of individual performance and/or contribution that are taken into account. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Incentive Compensation-Cash Bonuses and Phantom Common Unit Awards, page 87

15. You discuss that you set bonus targets for the Partnership, which includes executive bonuses, based on meeting specific financial measures, operating goals and project milestones. Please disclose the bonus targets, financial measures, operating goals and project milestones for 2007. Please refer to Item 402 of Regulation S-K and in particular Items 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.

16. Please also discuss how you determine the amount that you ultimately pay out to your named executive officers and whether that amount is based upon a particular reference point, such as a particular percentage of salary that varies depending upon the level at which the bonus targets are met.

Pension Benefits, page 93

17. Please disclose why Mr. Cody, Mr. Earley and Mr. McMahon were not included under your "Pension Benefits" table.

Potential Payments Upon Termination or Change-in-Control, page 95

18. Please revise this discussion as it relates to potential payments upon termination or change-in-control to quantify the estimated payments and benefits that would be provided in each circumstance. See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j). Further, while the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in future filings in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. Refer to section VI of the Securities Act Release 33-8732A.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 96

19. Please disclose whether the table includes shares each individual has the right to acquire beneficial ownership of within 60 days. If the shares listed in the table do include shares that an individual has the right to acquire beneficial ownership of in the next 60 days please disclose the amount of these shares in a footnote to the table. Please refer to Instruction two to Item 403 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 97

20. We note your disclosure on page 79 that Loews Corporation, a beneficial owner of more than 5% of your stock, provided, at a cost of $12.1 million, a variety of corporate services to you during fiscal year 2007. Please disclose if the Audit Committee

21. reviewed and approved or ratified these transactions in accordance with its procedures regarding review of related party transactions described on page 97.

22. Please disclose whether your policies regarding review of certain related party transactions are in writing and, if not, how your policies and procedures are evidenced. Please refer to Item 404(b)(1)(iv) of Regulation S-K.

Item 15 – Exhibits and Financial Statement Schedules, page 99

Exhibits 31.1 and 31.2

23. We note that in the certifications you provided under Item 601(31) of Regulation S-K that you omitted the parenthetical phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) and the parenthetical phrase "(or persons performing the equivalent functions)" in paragraph 5. We also note that you added words such as "consolidated" before the words "financial statements" and changed other parts of paragraph 3. Please be advised that your Exhibit 31.1 and 31.2 should match the language of Item 601(b)(31) of Regulation S-K exactly. Please confirm that in all future filings you will file Exhibits 31.1 and 31.2 with the exact language provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Period Ended March 31, 2008

Part II. Other Information, page 30

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 30

24. You indicate that on March 25, 2008 your general partner purchased 1,500 of your common units and subsequently granted them to your independent directors as part of their compensation. Please provide the information regarding your repurchase of these securities in the tabular format set forth in Item 703 of Regulation S-K.

Form 10-Q for the Fiscal Period Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

25. In light continued uncertainties in the credit markets, your intensive capital investments, and your reliance upon capital financing, please discuss this uncertainty and any other known trend, demand, commitments, events or uncertainties that have resulted or are reasonably likely to result in your liquidity increasing or decreasing in a material way since the end of the last fiscal year. For example, please discuss how the recent tightening of the credit markets will affect your operations if at all and the actions you are taking to address them, considering your disclosure that you have limited resources available to you under your Credit Facility.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at, (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director